UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              FIRST BELL BANCORP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  319301-10-7
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              November 14, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 319301-10-7

1    NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                           -0-
NUMBER OF      8     SHARED VOTING POWER
SHARES                     -0-
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       -0-
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0%

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."



CUSIP No. 319301-10-7

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0%

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                              SCHEDULE 13D

 CUSIP No. 319301-10-7

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 5

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                           234,148
NUMBER OF      8     SHARED VOTING POWER
SHARES                     - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       234,148
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     234,148

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."



Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of First Bell Bancorp, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801.


Item 2. Identity and Background.

        (a-c) This statement is being filed by Jewelcor Management, I nc. ("Jewelcor"), a Nevada corporation, whose primarily involved in investment and management services. Jewelcor's principal and executive offices are located at 100 N. Wilkes Barre Blvd., Wilkes-Barre, PA 18702. Jewelcor is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest of S.H. Holdings, Inc. Seymour Holtzman is Chairman and President of Jewelcor and has sole investment discretion and voting authority with respect to such securities.
This statement is being filed by Seymour Holtzman  whose principal office is located at 100 N. Wilkes Barre Blvd., Wilkes-Barre, PA 18702. Mr. Holtzman has sole investment discretion and voting authority with respect to Jewelcor.

This statement is being filed by Evelyn Holtzman whose principal office is located at 100 N. Wilkes Barre Blvd., Wilkes-Barre,
PA 18702.

	(d-e) During the last five years none of Jewelcor, Mr. Holtzman and Mrs. Holtzman, or, to the best of their knowledge, any person listed in Exhibit A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Common Stock covered by this statement is $3,851,951.59, including brokerage fees and commissions. The purchases of the Common
Stock were in a margin account carried by Bear Stearns Securities Corp. This extension of credit was extended in the ordinary course of business.

Item 4. Purpose of Transaction.

       The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide,  jointly or individually,  to  purchase additional shares of the Common Stock or other securities of the Issuer. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Holtzman, as a representative of the Reporting Persons, may attempt to meet with the Board of Directors of the Issuer and the Issuer's management to review ways to maximize shareholder value. The review is expected to include conducting a comprehensive review and analysis of the potential value that could be achieved by the Issuer as an independent institution versus its value from a potential sale to a larger institution. Mr. Holtzman or the reporting persons may seek to add representatives of the Reporting Persons to the Board.


Item 5. Interest in Securities of the Issuer.


     (a)(b)(c) As of November 14, 2002, the Reporting Persons, collectively, are the beneficial owners of 234,148 shares of Common Stock which amount represents approximately 5.04% of the 4,645,536 shares of Common Stock outstanding as disclosed in the Issuer's 10-Q filed on November 14, 2002.

     As of November 14, 2002, Jewelcor beneficially owns 234,148 shares of Common Stock which amount represents approximately
5.04% of the Company's outstanding shares of Common Stock.

	The schedule attached as Exhibit B describes transactions in the Common Stock effected by the Reporting Persons.

	(d) N/A

	(e) N/A

     The responses of the Reporting Person to Items (7) through
(11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of Common Stock owned by JMI.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

	Except as  described  herein  neither the  Reporting
Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise)
 with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     Exhibit A                  Executive Officers and Director of
                                Reporting Persons

     Exhibit B                  Stock Purchase Transactions

     Exhibit C                  Joint Filing Agreement.





                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 22, 2002

                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman


                           JEWELCOR MANAGEMENT, INC.
                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President